FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated May 19, 2008.

Exhibit 1

DRYSHIPS INC. REPORTS FIRST QUARTER 2008 RESULTS

May 19, 2008, Athens, Greece.  DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the quarter ended March 31, 2008.

Financial Highlights

•

The Company reported Net Income of $176.3 million or $4.61 per share, for the first quarter of 2008.  Included in the first quarter results is a capital gain on the sale of one vessel of $24.4 million or $0.64 per share and a non-cash loss of $6.1 million or $0.16 per share associated with the valuation of interest rate swaps.  Excluding these items Net Income would amount to $158.0 million or $4.13 per share.

•

For the first quarter of 2008 the Company reported EBITDA1, excluding vessel gains and non-cash items, of $201.4 million.

•

In April 2008 the Company declared and paid its twelfth consecutive quarterly cash dividend of $0.20 per common share.

George Economou, the Company’s Chairman and Chief Executive Officer of DryShips Inc., commented:

“I am pleased to report another quarter with very strong operational and financial results. We remain confident in the positive fundamentals of the dry bulk market. We have continued with our fleet renewal and expansion strategy aimed to replace older tonnage with younger and larger vessels, thereby expanding and enhancing the quality of earnings of our fleet for the longer term. Based on the sales and purchase activity we have concluded to date, by the end of the year our fleet will include 47 vessels, including 7 newbuildings, with an average age of 7 years, considerably lower than the industry average of 13 years. With our modern, large and versatile fleet, we believe we are strategically positioned to continue taking advantage of the strong freight rate environment.

I am also particularly excited with the implementation of our strategic vision to create a leading presence in the ultra deep water drilling (UDW) market and to take advantage of the extremely positive fundamentals of that sector. The acquisition of Ocean Rig, which already operates two UDW rigs, and the agreement to construct two state of the art drillships create a significant platform for our foray into this sector. As we have mentioned before, we intend to spin off this business unit to our shareholders through a U.S. listing within the next 12 months.

In the short period of about three years since we became public in February 2005, DryShips has come a long way creating significant value for our shareholders. Our stock price has risen from $18 dollars at the time of the IPO to $110.74 as of the closing of last Friday. We are the largest publicly listed Drybulk shipping company in the US and we are in the process of creating a premiere ultra deep water drilling company with significant market presence in that sector. We remain committed to enhancing shareholder value and deliver superior results.”

First Quarter 2008 Results

For the first quarter ended March 31, 2008, Net Revenues (Voyage Revenues less Voyage Expenses) amounted to $217.9 million as compared to $81.4 million for the first quarter ended March 31, 2007.  Operating Income was $194.5 million for the quarter ended March 31, 2008, as compared to $78.6 million for the quarter ended March 31, 2007.  Net Income for the first quarter ended March 31, 2008 was $176.3 million or $4.61 Earnings Per Share (EPS) calculated on 38,213,975 weighted average basic and diluted shares outstanding as compared to $67.8 million or $1.91 Earnings Per Share (EPS) calculated on 35,490,097 million weighted average basic and diluted shares outstanding for the quarter ended March 31, 2007. EBITDA for the first quarter of 2008 was $219.7 million as compared to $94.6 million in the quarter ended March 31, 2007.1

An average of 38.3 vessels were owned and operated during the first quarter of 2008, earning an average Time Charter Equivalent, or TCE, rate of $63,127 per day as compared to an average of 32.1 vessels owned and operated during the first quarter of 2007 earning an average TCE rate of $28,930 per day.

Dry-dock related expenses

During the first quarter of 2008, one vessel was drydocked for a cost of $0.3 million.

During the first quarter of 2008, the Company changed the method of accounting for dry-docking costs from the deferral method to the direct expense method under which related costs are expensed as incurred.

Capitalization

On March 31, 2008, debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 46.40% and net debt (total debt less cash and cash equivalents) to total capitalization (total debt less cash and cash equivalents and stockholders equity) was 30.12%.  As of March 31, 2008, the Company had total cash and cash equivalents of $671.0 million.

Financing activities

On February, 2008, the Company entered into supplemental agreement to amend its existing facility with HSH Nordbank. Pursuant to the supplemental agreement the lender released its security interest over and relating to certain of the Company’s vessels participating in the loan and gave its consent to the borrower’s incurrence of additional financial indebtedness with other financial institutions.

On March, 2008, the Company entered into a loan agreement in an amount of up to $130.0 million with Piraeus Bank. The vessels MV Lacerta, MV Menorca, MV Toro and MV Paragon were pledged as security for this new loan. The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight variable quarterly installments through December 2014.

In April 2008, the Company concluded a loan for $90.0 million with Dresdner Bank in order to partly finance the MV Mystic. The loan bears interest at LIBOR plus a margin is repayable in three consecutive semi annual installments of $10.0 million each and eleven consecutive semi annual installments of $3.0 million plus a balloon payment of $27.0 million payable together with the last installment.

In May 2008, the Company concluded a loan for $125.0 million with Deutsche Schiffsbank in order to partly finance the acquisition cost of vessels MV Capri and MV Positano. The loan bears interest at LIBOR plus a margin is repayable in eight consecutive quarterly installments of $6.5 million followed by twenty four consecutive quarterly installments of $2.3 million plus a balloon payment of $19.0 million payable together with the last installment.

On May 9, 2008, the Company concluded a loan agreement for $800.0 million with Nordea Bank in order to finance the acquisition cost of the Ocean Rig shares and to refinance prior debt obtained to finance the purchase price of the shares acquired as of December 31, 2007.

As of March 31, 2008, the Company had a total of $1,344 million in debt outstanding under its credit facilities with several institutions.

Fleet Developments

Deliveries – New Vessels

On January 29, 2008, the Company took delivery of the vessel MV Avoca a 2004 built secondhand 76,500 dwt Panamax drybulk carrier which it had agreed to acquire on July 26, 2007 for $70.2 million.

On April 8, 2008, the Company took delivery of the vessel MV Conquistador a 2000 built secondhand 75,607 dwt Panamax drybulk carrier, which it had agreed to acquire on November 29, 2007, for a purchase price of $85.0 million.

On May 15, 2008, the Company took delivery of the vessel MV Capri a 2001 built secondhand 172,579 dwt Capesize drybulk carrier which it had agreed to acquire on November 13, 2007, for a purchase price of $152.3 million.

Deliveries – Sold Vessels

On February 25, 2008, the MV Matira, a 1994 built 45,863 dwt Handymax drybulk carrier was delivered to her new owners for a purchase price of $46.5 million. The Company realized a gain of $24.4 million which was recognized in the first quarter of 2008.

On April 10, 2008, the MV Netadola, a 1993 built 149,475 dwt Capesize drybulk carrier was delivered to her new owners for a purchase price of $93.9 million. The Company realized a gain of $63.5 million, which will be recognized in the second quarter of 2008.

Acquisitions

On March 12, 2008, the Company agreed to acquire the MV Positano, a 2000 built second-hand 73,288 dwt Panamax drybulk carrier, delivery of which is expected during the second quarter of 2008 for an aggregate price of approximately $72.0 million.

On April 14, 2008, the Company agreed to acquire the MV Sorento, a 2004 built second-hand 76,500 dwt Panamax drybulk carrier, delivery of which is expected during the third quarter of 2008 for an aggregate price of approximately $86.7 million.

On April 30, 2008, the Company agreed to acquire the MV Flecha, a 2004 built second-hand 170,012 dwt Capesize drybulk carrier, delivery of which is expected during the third quarter of 2008 for an aggregate price of approximately $158.0 million.

On April 30, 2008, the Company agreed to acquire the MV Daytona, a 177,000 dwt Capesize drybulk carrier, delivery of which is expected during the fourth quarter of 2008 for an aggregate price of approximately $153.0 million. The vessel is currently under construction.

Vessel Disposals

On March 13, 2008 the Company entered into an agreement to sell the MV Lanzarote a 1996 built, 73,008 dwt Panamax drybulk carrier to unaffiliated third party for a price of $65.0 million. The Company expects to realize a gain of approximately $37.2 million which will be recognized in the second quarter of 2008.

On March 15, 2008 the Company entered into an agreement to sell the MV Lacerta a 1994 built, 71,862 dwt Panamax drybulk carrier to unaffiliated third party for a price of $55.5 million. The Company expects to realize a gain of approximately $45.2 million which will be recognized in the fourth quarter of 2008.

On April 14, 2008, the Company entered into an agreement to sell the MV Waikiki, a 1995 built second-hand 75,473 dwt Panamax drybulk carrier for a price of approximately $63.0 million. The Company expects to realize a gain of approximately $37.7 million which will be recognized in the third quarter of 2008.

On April 14, 2008, the Company entered into an agreement to sell the MV Solana a 1995 built 75,100 dwt Panamax drybulk carrier for a price of approximately $63.0 million.  The Company expects to realize a gain of approximately $29.9 million which will be recognized in the third quarter of 2008.

Gains on Vessel Disposals

In the first quarter of 2008 the Company recognized an aggregate gain on vessel disposals of $24.4 million or $0.64 per share.  For the remainder of 2008 with known sales as of today the Company expects to recognize capital gain of $213.5 million.

Dividend Payment

In April 2008, DryShips declared and paid its twelfth consecutive quarterly cash dividend of $0.20 per common share.

As of March 31, 2008, the Company has a total of 41,440,097 shares of common stock outstanding.

Acquisition of Ocean Rig ASA

On May 14, 2008, we submitted a mandatory offer for 100% of the remaining outstanding shares of Ocean Rig ASA which has been filed with the Oslo Stock Exchange. Through our subsidiary Primelead Limited we own 128,035,373 shares or 75.1% of the shares and votes in Ocean Rig. The mandatory offer period will end on June 11, 2008 and the terms of the offer are prescribed by the requirements of the Norwegian Securities Trading Act.

Acquisition of two UDW drillships

On April 24, 2008, DryShips announced that it will acquire two Ultra Deep Water (UDW) drillships. The drillships are to be constructed by Samsung Heavy Industries Co., Ltd. (SHI) and are expected to be delivered from the shipyard in the third quarter of 2011. The expected delivered cost of each drillship is approximately $800.0 million per unit. The company has received a firm commitment for the debt portion to finance construction and other payments.

Drydocks

The Company expects to incur the following expenditures associated with vessel drydockings:

	Second quarter 2008	Third quarter 2008	Fourth quarter 2008
Number of vessels	1	-	3
Expected cost in USD million	1.5	-	3.5
Off-hire days	30	-	75

Such costs are expensed as incurred. The actual days and expenses in connection with vessel drydockings will vary based on the shipyard schedule, weather, condition of the vessel and other factors.

Fleet Data

First  Quarter 2008

Total TCE revenue increased during the first quarter of 2008 compared to the first quarter of 2007, primarily as a result of an increase in the average number of vessels operated, from an average of 32.1 vessels in the first quarter of 2007 to 38.3 vessels in the first quarter of 2008, and an increased daily average TCE rate in the first quarter of 2008 of $63,127 from $28,930 in the first quarter of 2007.

Vessel operating expenses increased to $17.8 million for the first quarter of 2008 compared to $14.3 million for the first quarter of 2007.  The increase is mainly attributable to the increase in the number of vessels operated from an average of 32.1 vessels for the first quarter of 2007 to 38.3 vessels for the first quarter of 2008.

Depreciation increased to $24.4 million in the first quarter of 2008 compared to $16.0 million in the first quarter of 2007.  This was a direct result of the increase in the Company’s fleet from an average of 32.1 vessels in the first quarter of 2007 to an average of 38.3 vessels in the first quarter of 2008.

General and administrative expenses (including management fees) increased to $5.7 million in the first quarter of 2008 from $4.1 million in the first quarter of 2007 as a direct result of the increase in the number of fleet calendar days from 2,887 in the first quarter of 2007 to 3,485 in the first quarter of 2008 due to the growth of the fleet and the significant increase in the exchange rate between the USD and Euro.

First Quarter 2008

(Dollars in thousands, except
Average Daily Results - unaudited)	Three Months Ended	Three Months Ended
	March 31, 2008	March 31, 2007
Average number of vessels (1)	38.3	32.1
Total voyage days for fleet (2)	3,452	2,813
Total calendar days for fleet (3)	3,485	2,887
Fleet Utilization (4)	99.1%	97.4%
Time charter equivalent (5)	63,127	28,930
Capesize	112,151	39,605
Panamax	57,383	27,825
Handymax	40,462	21,605
Vessel operating expenses (daily) (6)	5,100	4,956
Management fees (daily)	800	760
General and administrative expenses (daily) (7)	837	654
Total vessel operating expenses (daily) (8)	6,737	6,370

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

 (3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

TCE Rates:

The following table reflects the calculation of our TCE rates for the three month periods ended March 31, 2008 and 2007:

(Dollars in thousands)	Three Months Ended	Three Months Ended
	March 31, 2008	March 31, 2007

Voyage revenues	232,063	86,650
Voyage expenses	(14,150)	(5,270)

Time Charter equivalent revenues	217,913	81,380

Total voyage days for fleet	3,452	2,813

Time charter equivalent (TCE) rate	63,127	28,930

Financial Statements

Income Statements

The following are DryShips Inc.’s Unaudited Interim consolidated condensed Income Statements for the three month periods ended March 31, 2007 and 2008:

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Three Months Ended March 31,
	2007	2008

REVENUES:
Voyage revenues	$86,650	$232,063

EXPENSES:
Voyage expenses	5,270	14,150
Vessels’ operating expenses	14,309	17,773
Depreciation	16,045	24,418
Gain on sale of vessels	(31,609)	(24,443)
General and administrative expenses	4,084	5,705
Operating income	78,551	194,460

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(10,588)	(12,892)
Loss on interest rate swap valuation	(160)	(6,074)
Other, net	(1)	(19)

Total other income (expenses), net	(10,749)	(18,985)

Net Income before equity in income of investee	67,802	175,475

Equity in income of investee	-	857

Net Income	$67,802	$176,332

Earnings per common share, basic and diluted	$1.91	$4.61

Weighted average number of common shares, basic and diluted	35,490,097	38,213,975

Balance Sheet

The following are DryShips Inc.’s unaudited Interim Condensed Consolidated Balance Sheets as at December 31, 2007 and March 31, 2008:

(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31, 2007	March 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$111,068	$624,515
Restricted cash	6,791	6,453
Other current assets	35,176	35,413
Total current assets	153,035	666,381

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions	118,652	162,423
Vessels, net	1,643,867	1,668,578
Total fixed assets, net	1,762,519	1,831,001

OTHER NON CURRENT ASSETS:
Long term investments	405,725	406,582
Restricted cash	20,000	40,000
Other	3,153	2,155
Total non current assets	428,878	448,737

Total assets	$2,344,432	$2,946,119

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$194,999	$191,830
Other current liabilities	44,305	33,266

Total current liabilities	239,304	225,096

NON CURRENT LIABILITIES
Long term debt, net of current portion	1,048,779	1,144,283
Other non-current liabilities	34,620	33,421
Total non current liabilities	1,083,399	1,177,704

COMMITMENTS AND CONTIGENCIES	-	-

STOCKHOLDERS’ EQUITY	1,021,729	1,543,319

Total liabilities and stockholders’ equity	$2,344,432	$2,946,119

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

Dollars in thousands	Three Months ended
	March 31, 2007	March 31, 2008
Net cash provided by operating activities	42,590	164,900
Net increase (decrease) in current assets	5,789	(647)
Net decrease in current liabilities, excluding current portion of long-term debt	1,860	13,409
Gain on sale of vessels	31,609	24,443
Amortization of fair value of acquired time charter agreements	1,299	4,658
Amortization of free lubricants benefit	33	24
Change in fair value of derivatives	1,106	(6,074)
Equity in income of investee	-	857
Net interest expense	10,588	12,892
Other expenses, net	161	6,093
Amortization of deferred financing costs included in net interest expense	(439)	(820)
EBITDA	94,596	219,735

Fleet List

The table below describes in detail our fleet development and current employment profile as of May 16, 2008:

	Year
	Built	DWT	Type
Capesize:
Manasota	2004	171,061	Capesize
Alameda	2001	170,269	Capesize
Capri	2001	172,579	Capesize
Samsara	1996	150,393	Capesize
Brisbane	1995	151,066	Capesize
	8.4	815,368	5
Panamax:
Catalina	2005	74,432	Panamax
Majorca	2005	74,364	Panamax
Padre	2004	73,601	Panamax
Saldahna	2004	75,500	Panamax
Avoca	2004	76,500	Panamax
Ligari	2004	75,583	Panamax
Oregon	2002	74,204	Panamax
Mendocino	2002	76,623	Panamax
Bargara	2002	74,832	Panamax
Heinrich Oldendorff	2001	73,931	Panamax
Maganari	2001	75,941	Panamax
Sonoma	2001	74,786	Panamax
Capitola	2001	74,832	Panamax
Samatan	2001	74,823	Panamax
Ecola	2001	73,931	Panamax
Coronado	2000	75,706	Panamax
Marbella	2000	72,561	Panamax
Redondo	2000	74,716	Panamax
Conquistador	2001	75,607	Panamax
Ocean Crystal	1999	73,688	Panamax
Xanadu	1999	72,270	Panamax
Primera	1998	72,495	Panamax
La Jolla	1997	72,126	Panamax
Menorca	1997	71,662	Panamax
Iguana	1996	70,349	Panamax
Lanzarote	1996	73,008	Panamax
Waikiki	1995	75,473	Panamax
Toro	1995	73,034	Panamax
Solana	1995	75,100	Panamax
Paragon	1995	71,259	Panamax
Lacerta	1994	71,862	Panamax
Tonga	1984	66,798	Panamax
	8.6	2,361,597	32

Supramax
Clipper Gemini	2003	51,201	Supramax
VOC Galaxy	2002	51,201	Supramax
	5.5	102,402	2
Newbuildings:
TBN	2008	170,000	Capesize
TBN	2008	177,000	Capesize
TBN	2009	180,000	Capesize
TBN	2009	180,000	Capesize
TBN	2010	180,000	Capesize
TBN	2010	82,000	Kamsrmax
TBN	2010	82,000	Kamsrmax
TBN	2009	75,000	Panamax
TBN	2010	75,000	Panamax
		1,201,000	9

Total Fleet	8.4	4,480,367	48

Conference Call and Webcast: Tuesday May 20, 2008, at 9:30 a.m. EDT

As announced, DryShips' management team will host a conference call on Tuesday, May 20, 2008, at 9:30 a.m. Eastern Daylight Saving Time to discuss the Company's financial results.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips"

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694-1503 (from the UK) or +(44) 1452 586-513 (from outside the US). Quote "DryShips"

A replay of the conference call will be available until May 28, 2008. The United States replay number is 1(866) 247 4222; the international replay number is 0(800) 953-1533; from the UK or (+44) 1452-550 000 and access code required for the replay is: 2133051#

Slides and audio webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 48 drybulk carriers comprising 5 Capesize, 32 Panamax, 2 Supramax, 9 newbuilding drybulk vessels, with a combined deadweight tonnage of over 4.5 million tons.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol “DRYS”.

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: May 19, 2008

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer

Footnotes

1  Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.